Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133387

Prospectus Supplement No. 3
(to Prospectus dated May 10, 2006)

This Prospectus Supplement No. 3 supplements and amends the prospectus dated May 10, 2006, Prospectus Supplement No. 1 dated May 12, 2006, and Prospectus Supplement No. 2 dated June 22, 2006, which we refer to collectively as the Prospectus. The Prospectus relates to the sale from time to time of up to 9,420,291 shares of common stock of Sunesis Pharmaceuticals, Inc. by certain selling stockholders. Of the 9,420,291 shares covered hereby, 7,246,377 are outstanding shares held by the selling stockholders and 2,173,914 are shares reserved for issuance by us in the event the selling stockholders exercise warrants to purchase shares of common stock. The shares issuable upon exercise of the warrants will become eligible for disposition by the selling stockholders only as the warrants are exercised. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We will receive proceeds from any cash exercise of warrants by the selling stockholders.

On June 28, 2006, we filed with the Securities and Exchange Commission a Current Report on Form 8-K relating to James W. Young, Ph.D., Executive Chairman, Daryl B. Winter, Ph.D., Senior Vice President, General Counsel, and James Wells, Ph.D., Founder and Director, of Sunesis Pharmaceuticals, Inc. each adopting a Rule 10b5-1 trading plan with a broker. The information set forth below supplements and amends the information contained in the Prospectus.

This Prospectus Supplement No. 3 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 3 supersedes the information contained in the Prospectus.

Our common stock is traded on the Nasdaq National Market under the symbol “SNSS.”  On June 27, 2006, the closing price of our common stock was $6.21.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 1 of the Original Prospectus and page 22 of Prospectus Supplement No. 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 3 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is June 28, 2006.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 22, 2006

SUNESIS PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-51531	94-3295878
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

341 Oyster Point Boulevard
South San Francisco, California	94080
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 266-3500

Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

 On June 22, 2006, James W. Young, Ph.D., Executive Chairman, Daryl B. Winter, Ph.D., Senior Vice President, General Counsel, and James Wells, Ph.D., Founder and Director, of Sunesis Pharmaceuticals, Inc. (the “Company”), each adopted a Rule 10b5-1 trading plan (the “Plan”) with a broker. Each Plan specifies the number of shares of the Company’s common stock that may be sold and the market prices at which the sales should occur, subject to the terms and conditions of each such Plan. Dr. Young entered into his Plan to achieve broader diversification of investment as Dr. Young approaces retirement age. Each of Dr. Winter and Dr. Wells entered into his Plan as part of his personal long-tem investment strategy for asset diversification and liquidity.

Pursuant to Dr. Young’s Plan, the brokerage firm may exericse his restricted stock specified in the Plan representing up to 80,000 shares commencing in August 2006. The Plan is scheduled to terminate on August 30, 2007. The maximum number of shares that may be sold under the Plan constitute approximately 17% of Dr. Young’s holding of Company common stock, including vested and unvested stock options.

Pursuant to Dr. Winter’s Plan, the brokerage firm may exericse his employee stock options specified in the Plan representing up to 54,000 shares commencing in August 2006. The Plan is scheduled to terminate on February 9, 2008. The maximum number of shares that may be sold under the Plan constitute approximately 23% of Dr. Winter’s holding of Company common stock, including vested and unvested stock options.

Pursuant to Dr. Wells’ Plan, the brokerage firm may exericse his restricted stock specified in the Plan representing up to 100,000 shares commencing in August 2006. The Plan is scheduled to terminate on August 30, 2007. The maximum number of shares that may be sold under the Plan constitute approximately 16% of Dr. Wells’ holding of Company common stock, including vested and unvested stock options.

Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, allows corporate insiders to establish pre-arranged written stock trading plans. A Plan must be entered into in good faith at a time when the insider is not aware of material, nonpublic information. As sales of common stock are executed in the future under the Plan, such sales will be reported in accordance with federal securities laws.

* * * * * * * * *

SIGNATURE(S)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNESIS PHARMACEUTICALS, INC.

Date: June 28, 2006
	By:	/s/ DARYL B. WINTER, PH.D.
Daryl B. Winter, Ph.D.
Senior Vice President, General Counsel